Value Line Funds Investment Trust

7 Times Square, 21st Floor

New York, New York 10036-6524

January 29, 2015

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffery Long

Re:	Registration Statement on Form N-1A (“Registration Statement”) of the Value Line Funds Investment Trust (811-22965; 333-195856)

Dear Mr. Long:

On behalf of the above named Registrant (the “Trust”), this letter responds to the supplemental comment of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Mr. Mitchell E. Appel of EULAV Asset Management and Ms. Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP on January 28, 2015, relating to pre-effective amendment no. 3 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, of the Trust with respect to its series, the Worthington Value Line Equity Advantage Fund (the “Fund”) which was filed with the Commission on January 28, 2015. For the staff’s convenience, its comment is restated below, followed by the Fund’s response.

Comment 1

Note 1 to the initial audited financial statements of the Fund states “The Adviser and Manager, on behalf of the Fund, have agreed to incur all of the Fund’s organizational expenses and certain offering costs. Other offering costs borne by the Fund will be accounted for as a deferred charge until operations begin and thereafter be amortized over 12 months on a straight line basis.” Please explain what organizational and offering costs referenced in Note 1 will be borne by the Fund.

Response 1

Shareholders will not bear any of the organizational expenses or offering costs incurred prior to commencement of the Fund. Such costs will be or have been borne by the investment manager and the investment adviser, and are not subject to recoupment from the Fund. As indicated on the statement of assets and liabilities, at the time of the audit, no offering (or organizational) costs have been accounted for as a deferred charge to be borne by the Fund.

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January 29, 2015

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Trust may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce or Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

Very truly yours,

By: /s/ Mitchell E. Appel

Mitchell E. Appel

President and Chief Executive Officer
of the Trust and President of the Distributor

cc:	Peter D. Lowenstein, Esq.
Leonard A. Pierce, Esq.
Gretchen Passe Roin, Esq.